UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                          UNITS OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 GARY E. SHUGRUE
                                    PRESIDENT
                         ASCENDANT CAPITAL PARTNERS, LLC
                          1235 WESTLAKES DR., SUITE 130
                                BERWYN, PA 19312
                                 (610) 993-9999
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    COPY TO:
                                  MONICA PARRY
                           MORGAN, LEWIS & BOCKIUS LLP
                            1111 PENNSYLVANIA AVE. NW
                              WASHINGTON, DC 20004

                            CALCULATION OF FILING FEE

Transaction Valuation: $ 3,344,353.87 (a)   Amount of Filing Fee: $ 393.63 (b)

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding units of beneficial interest is based on the total net asset value of the Issuer's outstanding units of beneficial interest as of December 13, 2004.

(b) The amount of the filing was calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, and equals one-fiftieth of one percent of the estimated value of the transaction.

      |X|Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:          $ 393.63
                             -----------------------------------------

      Form or Registration No.:        SCHEDULE TO
                                --------------------------------------

      Filing Party:        ACP STRATEGIC OPPORTUNITIES FUND II, LLC
                   ---------------------------------------------------

      Date Filed:          JANUARY 3, 2005
                 -----------------------------------------------------

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_| third-party tender offer subject to Rule 14d-1.

      |X| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 3, 2005 by ACP Strategic Opportunities Fund II, LLC (the "Fund") relating to an offer by the Fund, to purchase up to twenty-five percent (25%) of its shares of beneficial interest ("Shares") upon the terms and subject to the conditions contained in the Offer to Purchase dated January 3, 2005 and the Letter of Transmittal, which constitute the Repurchase Offer. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) on January 3, 2005.

This is the final amendment to the Statement and is being filed to report the results of the Repurchase Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1. The Fund offered to purchase up to twenty-five (25%) of its Shares as were properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time January 31, 2005 (the "Expiration Date").

2. Certain Shareholders validly tendered all or a portion of their Shares prior to the Expiration Date and did not withdraw such tenders prior to the Expiration Date. Those tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer.

3. The net asset value of the Shares or portions thereof tendered pursuant to the Repurchase Offer was calculated as of March 31, 2005.

4. The payment of the purchase price of the Shares or portions thereof tendered was made in the form of promissory notes given on March 31, 2005 to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer. Pursuant to the promissory notes the Fund paid to the tendering Shareholders a total of $444,247.19 representing 100% of the net asset value of the total amount of the Shares or portions thereof tendered by the Shareholders on January 31, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


June 7, 2005                        ACP Strategic Opportunities Fund II, LLC

                                    By:  /S/ GARY E. SHUGRUE
                                         -------------------
                                    Name: Gary E. Shugrue
                                    President